ATCO
GROUP

Corporate Office

RECEIVED
2007 OCT 16 A 10:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07027176

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

October 4, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed October 04, 2007 for symbol CU
- Corporation's Form 1, filed October 03, 2007 for symbol CU.X
- Corporation's Form 1, filed October 03, 2007 for symbol CU.PR.A
- Corporation's Form 1, filed October 03, 2007 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

ATCO 60 years 2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	81,623,686	As at :	09/01/2007

	Effect on Issued & Outstanding Securities
Stock Option Plan	10,000
Other Issuances and Cancellations	3,400
Issued & Outstanding Closing Balance :	81,637,086

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,323,000**	As at :	09/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2007	N		10,000		

Filer's comment
Reserve = 4,435,200 Available = 3,122,200

Totals		0	10,000	0	0

Stock Options Outstanding Closing Balance:	**1,313,000**	As at :	09/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2007	Conversion (General)	3,400
Totals		3,400

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/04/2007
Last Updated:	10/03/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	43,809,984	As at :	09/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-3,400		
Issued & Outstanding Closing Balance :	43,806,584		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2007	Conversion (General)	-3,400
Totals		-3,400

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/03/2007
Last Updated:	10/03/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/03/2007
Last Updated:	10/03/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/03/2007
Last Updated:	10/03/2007

END